Exhibit 99.1

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

March 31, 2011

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	March 31,	December 31,
	2011	2010

ASSETS

Current
Cash	$17,262,422	$21,296,169
Receivables	145,999	309,079
Prepaid expenses	988,585	1,140,253

Total current assets	18,397,006	22,745,501

Investments (Note 5)	6,272,244	5,564,502
Equipment (Note 6)	913,277	766,309
Mineral property interests (Note 7)	53,383,468	51,977,982
Other assets	185,846	185,287
Equity investment - joint venture (Notes 5 and 7)	71,568	119,517

Total assets	$79,223,409	$81,359,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,375,431	$1,477,300

Loans payable to Oyu Tolgoi LLC (Note 8)	2,446,160	1,783,692
Future income tax liabilities	13,895,229	14,374,498

Total liabilities	17,716,820	17,635,490

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 9)	150,487,967	149,791,943
114,550,725 (December 31, 2010 - 114,354,925) issued and outstanding
Additional paid-in capital	17,196,029	16,871,401
Accumulated other comprehensive income:
Unrealized gain on available for sale securities (Note 5)	3,358,932	2,747,997
Foreign currency cumulative translation adjustment	4,496,376	3,002,717
Accumulated deficit during the exploration stage	(114,032,715)	(108,690,450)

Total stockholders' equity	61,506,589	63,723,608

Total liabilities and stockholders' equity	$79,223,409	$81,359,098

Nature of operations (Note 2)
Commitments (Note 13)
Subsequent events (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Inception (July 19, 1995) to March 31, 2011

EXPENSES
Exploration (Note 7)	$3,647,662	$1,108,364	$70,723,811
General and administration	1,829,220	1,032,075	44,025,721
Foreign exchange (gain) loss	28,465	(9,577)	(193,541)
Depreciation	56,480	39,425	1,136,672
Write-down of equipment	8,461	4,685	156,881
Loss from operations	(5,570,288)	(2,174,972)	(115,849,544)
Interest income	55,367	61,419	4,952,836
Loss from equity investee (Note 5)	(644,344)	(42,611)	(2,165,888)
Fair value adjustment of asset backed commercial paper (Note 5)	-	-	(2,332,531)
Loss from operations before income taxes	(6,159,265)	(2,156,164)	(115,395,127)
Future income tax recovery	817,000	-	1,362,412
Net loss	$(5,342,265)	$(2,156,164)	$(114,032,715)

Comprehensive loss:
Net loss	$(5,342,265)	$(2,156,164)	$(114,032,715)
Unrealized gain on available for sale securities (Note 5)	610,935	121,338	3,358,932
Foreign currency translation adjustment	1,493,659	1,277,025	4,496,376
Comprehensive loss	$(3,237,671)	$(757,801)	$(106,177,407)

Basic and diluted loss per share	$(0.05)	$(0.02)
Weighted average number of common shares outstanding	114,384,279	97,074,346
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, March 31, 2010	97,482,314	$117,616,250	$15,581,731	$1,480,916	$(90,777,206)	$43,901,691
Shares issued:
Exercise of stock options	925,303	1,773,730	(861,024)	-	-	912,706
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issue costs	-	(147,228)	-	-	-	(147,228)
Foreign currency translation adjustment	-	-	-	(1,899,730)	-	(1,899,730)
Unrealized gain on available for sale securities	-	-	-	62,378	-	62,378
Net loss	-	-	-	-	(3,422,563)	(3,422,563)
Balance, June 30, 2010	113,428,418	$147,567,853	$14,720,707	$(356,436)	$(94,199,769)	$67,732,355
Shares issued:
Exercise of stock options	214,000	445,968	(174,130)	-	-	271,838
Mineral property interests	80,000	185,863	-	-	-	185,863
Stock-based compensation	-	-	430,792	-	-	430,792
Foreign currency translation adjustment	-	-	-	1,967,834	-	1,967,834
Unrealized gain on available for sale securities	-	-	-	486,648	-	486,648
Net loss	-	-	-	-	(6,547,970)	(6,547,970)
Balance, September 30, 2010	113,722,418	$148,199,684	$14,977,369	$2,098,046	$(100,747,739)	$64,527,360
Shares issued:
Exercise of stock options	590,007	1,478,229	(573,021)	-	-	905,208
Mineral property interests	42,500	114,030	-	-	-	114,030
Stock-based compensation	-	-	2,467,053	-	-	2,467,053
Foreign currency translation adjustment	-	-	-	2,138,516	-	2,138,516
Unrealized gain on available for sale securities	-	-	-	1,514,152	-	1,514,152
Net loss	-	-	-	-	(7,942,711)	(7,942,711)
Balance, December 31, 2010	114,354,925	$149,791,943	$16,871,401	$5,750,714	$(108,690,450)	$63,723,608
Shares issued:
Exercise of stock options	155,800	573,835	(220,341)	-	-	353,494
Mineral property interests	40,000	122,189	-	-	-	122,189
Stock-based compensation	-	-	544,969	-	-	544,969
Foreign currency translation adjustment	-	-	-	1,493,659	-	1,493,659
Unrealized gain on available for sale securities	-	-	-	610,935	-	610,935
Net loss	-	-	-	-	(5,342,265)	(5,342,265)
Balance, March 31, 2011	114,550,725	$150,487,967	$17,196,029	$7,855,308	$(114,032,715)	$61,506,589
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Inception (July 19, 1995) to March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,342,265)	$(2,156,164)	$(114,032,715)
Items not affecting cash:
Depreciation	56,480	39,425	1,136,672
Stock-based compensation	544,969	-	21,099,690
Fair value adjustment of asset backed commercial paper	-	-	2,332,531
Write-down of equipment	8,461	4,685	156,881
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in stock and warrants	-	-	4,052,698
Loss from equity investee	644,344	42,611	2,165,888
Future income tax recovery	(817,000)	-	(1,362,412)
Other items not affecting cash	-	4,691	72,176
Changes in assets and liabilities:
Receivables	167,814	(37,746)	(100,217)
Receivables - Oyu Tolgoi LLC	-	(14,333)	64,194
Prepaid expenses	175,824	154,329	(840,008)
Accounts payable and accrued liabilities	(109,425)	(374,516)	964,872
Net cash used in operating activities	(4,670,798)	(2,337,018)	(82,287,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	353,494	609,976	115,044,956
Share issue costs	-	-	(3,693,148)
Loan payable to Oyu Tolgoi LLC	-	-	376,230
Net cash provided by financing activities	353,494	609,976	111,728,038

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of PacMag Metals Limited	-	-	837,263
Mineral property interest	(30,797)	-	(247,890)
Mineral Property Interest -Bond Payments	-	-	(149,061)
Joint venture - Oyu Tolgoi LLC	-	-	(366,595)
Purchase of asset backed commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	(432,340)	(7,465,495)
Acquisition of equipment	(164,250)	(27,694)	(2,028,793)
Net cash used in investing activities	(195,047)	(460,034)	(13,451,693)

Effect of foreign currency translation on cash	478,604	1,152,924	1,273,995

Change in cash during the period	(4,033,747)	(1,034,152)	17,262,422
Cash, beginning of period	21,296,169	40,360,436	-

Cash, end of period	$17,262,422	$39,326,284	$17,262,422

Cash paid for interest during the period	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

1.           BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2010. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

2.           NATURE OF OPERATIONS

Entrée Gold Inc. ("Entrée" or the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia).  The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

3.           SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2010.

4.	ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 (the "Scheme Deed"), with PacMag, by way of schemes of arrangement (the "Schemes") under the laws of Australia (the "Transaction"). The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entrée acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010.  All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes. Consideration for the PacMag shares acquired was common shares of Entrée, with the number issued based on a share exchange ratio of 0.1018 shares of Entrée for each PacMag share, and C$0.0415 cash for each PacMag share. Consideration for cancellation of PacMag options was shares of Entrée and cash, with the number issued and amount paid calculated with reference to the share exchange ratio, the exercise price and time value for such PacMag options and whether the PacMag options were "in the money" or not.

As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

4.           ACQUISITIONS (cont’d...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$837,263
Receivables and deposits	174,440
Investments	895,273
Mineral property interests	47,979,966
Equipment	1,488
Accounts payables and accrued liabilities	(128,689)
Future income tax liability	(13,991,460)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

5.           INVESTMENTS

Investments are summarized as follows:

	March 31, 2011	December 31, 2010
Asset Backed Commercial Paper	$2,849,606	$2,638,185
Australian Listed Equity	3,422,638	2,926,317
	$6,272,244	$5,564,502

Asset Backed Commercial Paper

The Company owns asset backed notes ("AB Notes") with a face value of C$4,007,068 (December 31, 2010 – C$4,007,068). The Company has designated the notes as "available for sale" and the notes are recorded at fair value using a discounted cash flow approach.

There was an increase in fair market value in 2011 and the Company has estimated the fair market value of its AB Notes investment to be $2,849,606 as at March 31, 2011 (December 31, 2010 – $2,638,185).  Accordingly, the Company has recorded an unrealized gain of $149,507 in other comprehensive income (December 31, 2010 – $471,588) for the three months ended March 31, 2011.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

5.           INVESTMENTS (cont’d…)

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	March 31, 2011 C$ Fair value estimate*	December 31, 2010 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,589,203	1,537,392	12/20/2016
A2 (rated BBB)	1,630,461	1,071,402	1,000,732	12/20/2016
B	295,974	94,348	84,670	12/20/2016
C	120,402	14,337	1,204	12/20/2016
Total original investment	4,007,068	2,769,290	2,623,998
* - the range of fair values estimated by the Company varied between C$2.5 million and C$2.9 million
   - the total United States dollars fair value of the investment at March 31, 2011 is $2,849,606 (Dec 31, 2010 - $2,638,185).

Australia Listed Equity Securities

At March 31, 2011, the Company held the following Australian listed securities (December 31, 2010 – $2,926,317):

	Shares	FMV
Peninsula Energy Limited (ASX: PEN)	34,650,000	$3,229,988
Zenith Minerals Limited (ASX:ZNC)	300,000	192,650
		$3,422,638

The Company recorded an unrealized gain of $461,428 in other comprehensive income (December 31, 2010 - $1,712,928) for the three months ended March 31, 2011.  Subsequent to the period ended March 31, 2011, the Company sold these securities for gross cash proceeds of $3,174,208, net of taxes (Note 15).

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines Ltd. and the Government of Mongolia (Note 7). At March 31, 2011, the Company’s investment in the joint venture was $71,568 (December 31, 2010 - $119,517). The Company’s share of the loss of the joint venture is $644,344 for the three months ended March 31, 2011 (March 31, 2010 - $42,611).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

6.           EQUIPMENT

	March 31, 2011			December 31, 2010
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$139,518	$81,537	$57,981	$128,546	$77,718	$50,828
Computer equipment	599,856	308,222	291,634	582,103	317,101	265,002
Field equipment	674,003	274,995	399,009	542,662	255,423	287,239
Buildings	454,472	289,818	164,653	444,041	280,801	163,240
	$1,867,849	$954,572	$913,277	$1,697,352	$931,043	$766,309

7.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Acquisition costs capitalized are summarized as follows:

	March 31, 2011	December 31, 2010

USA
Ann Mason	$51,135,189	$49,829,801
Other	398,489	458,798
Empirical	275,006	268,701
Roulette	280,743	274,308
Bisbee	190,522	68,796
Blackjack	109,522	107,011
Total USA	52,389,471	51,007,415

AUSTRALIA
Mystique	423,075	413,103
Blue Rose JV	570,922	557,464
Total Australia	993,997	970,567

Total all locations	$53,383,468	$51,977,982

Material Properties

The Company’s two principal assets are the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum property in Nevada.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009.  The licences are held by our wholly-owned subsidiary, Entrée LLC.

In October 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. ("Ivanhoe Mines").  Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property").  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC.  The Government of Mongolia subsequently acquired  a 34% interest in OTLLC from Ivanhoe Mines.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property.  OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

Entrée LLC holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture.  The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% legally and beneficially owned by Entrée LLC, but is subject to a first right of refusal by OTLLC.

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of March 31, 2011, the Entrée-OTLLC Joint Venture had expended approximately $11.6 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

Entrée has a 100% interest in the Ann Mason property in Nevada indirectly through its wholly-owned subsidiary M.I.M. (U.S.A.) Inc., which it acquired in June 2010 through the acquisition of PacMag.  The Ann Mason property hosts the Ann Mason copper-molybdenum porphyry deposit and the Blue Hill copper oxide target.

Other Properties

The Company also directly or indirectly has interests in non-material properties in Mongolia, the United States, Australia and Peru.  In the financial year ended December 31, 2010, the Company determined not to proceed with its exploration properties in Canada and China.  Non-material properties on which significant exploration costs were expensed include the following:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Other Properties (cont’d...)

Blackjack, Nevada, United States

In July 2009, the Company entered into an agreement with Honey Badger Exploration Inc. ("Honey Badger") whereby Entrée U.S. may acquire up to an 80% interest in the Blackjack property.  In August, 2010, Entrée U.S. exercised its first option to acquire a 51% interest in the property after incurring minimum expenditures of $900,000 in the first year of exploration, reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property, and delivering 37,500 shares of the Company to Honey Badger.  Certain claims are subject to an underlying mining lease and option to purchase agreement (the “Underlying Agreement”) which provides for an option to purchase the claims for $500,000, a 3% net smelter returns royalty (which may be bought down to a 1% net smelter returns royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011 until commencement of sustained commercial production.  The advance payment will be credited against future net smelter returns royalty payments.  On April 18, 2011, the Company entered into an agreement to purchase Honey Badger’s 49% interest in the property (Note 15).

Roulette, Nevada, United States

In September 2009, Entrée U.S. entered into an agreement with Bronco Creek Exploration Inc., the wholly-owned subsidiary of Eurasian Minerals Inc. (together, “Eurasian Minerals”), whereby Entrée U.S. may acquire an 80% interest in the Roulette property.  In order to acquire its interest, Entrée U.S. must incur expenditures of $1,000,000, make cash payments of $140,000 and deliver 85,000 shares of the Company within three years.  In accordance with the agreement, the Company has issued 72,500 shares, and Entrée U.S. has made payments totalling $90,000 and completed the minimum exploration expenditures of $300,000.

Australia Properties

The Company has a number of mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, including the Blue Rose Joint venture and the Mystique farm-out.  The Company indirectly holds a 51% interest in the Blue Rose copper gold molybdenum joint venture property with Giralia Resources NL, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Giralia"), retaining the remaining 49% interest.  Mystique is an early stage gold exploration property comprised of two exploration licences indirectly held by the Company.  The Company’s wholly-owned subsidiary Southern Magnesium Pty Ltd. entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending AUD$1 million by September 2012 and a 75% interest by expending AUD$2.5 million by September 2014.  Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Summary of Exploration Costs

Exploration costs expensed are summarized as follows:

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010

US	$3,035,706	$241,943
Mongolia	499,295	570,839
Other	112,661	295,582

Total all locations	$3,647,662	$1,108,364

8.           LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9.           COMMON STOCK

Share issuances

In February 2011, the Company issued 40,000 shares at a fair value of $122,189 to Empirical Discovery, LLC pursuant to a January 2008 mineral property option agreement covering the Company’s Bisbee, Arizona property.

During the three months ended March 31, 2011, the Company issued 155,800 common shares for cash proceeds of $353,494 on the exercise of stock options. The fair value recorded when the options were granted of $220,341 has been transferred from additional paid–in capital to common stock on the exercise of the options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in June 2010, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company.  Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period.  Compensation expense for stock options granted

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

9.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2009	10,907,800	1.86
Granted	1,737,500	2.77
Exercised	(2,122,278)	1.66
Cancelled	(1,212,722)	1.74
Expired	(17,500)	1.71
Balance at December 31, 2010	9,292,800	2.09
Granted	325,000	3.27
Exercised	(155,800)	2.23
Expired	(5,000)	2.60
Balance at March 31, 2011	9,457,000	2.13

There were 325,000 stock options granted during the three months ended March 31, 2011. The weighted average fair value per stock option granted during the three months ended March 31, 2011 was C$2.06 (March 31, 2010 – C$Nil).  The number of stock options exercisable at March 31, 2011 was 9,232,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

9.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

At March 31, 2011, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

390,000	$1.32	$666,900	July 10, 2011	390,000	$666,900
50,000	1.77	63,000	January 22, 2012	50,000	63,000
200,000	2.16	174,000	April 5, 2012	200,000	174,000
500,000	2.06	485,000	May 16, 2012	500,000	485,000
465,000	2.30	339,450	May 31, 2012	465,000	339,450
1,384,500	2.00	1,426,035	April 3, 2013	1,384,500	1,426,035
12,500	1.55	18,500	May 21, 2013	12,500	18,500
125,000	2.02	126,250	July 17, 2013	125,000	126,250
1,105,500	1.55	1,636,140	September 17, 2013	1,105,500	1,636,140
5,000	1.55	7,400	October 10, 2013	5,000	7,400
1,442,000	1.32	2,465,820	February 12, 2014	1,442,000	2,465,820
1,715,000	2.60	737,450	December 29, 2014	1,715,000	737,450
300,000	2.34	207,000	September 22, 2015	225,000	155,250
1,437,500	2.86	244,375	November 22, 2015	1,437,500	244,375
200,000	3.47	-	January 4, 2016	100,000	-
125,000	2.94	11,250	March 8, 2016	75,000	6,750
9,457,000		$8,608,570		9,232,000	$8,552,320

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$3.03 per share as of March 31, 2011, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2011 was 9,132,000. The total intrinsic value of options exercised during the three months ended March 31, 2011 was $127,611 (March 31, 2010 -$527,973).

Subsequent to March 31, 2011, 25,000 stock options with an exercise price of C$1.32 were exercised.

Stock-based compensation

325,000 stock options were granted during the three months ended March 31, 2011. The fair value of stock options granted during the three months ended March 31, 2011 was $671,037 (March 31, 2010 - $Nil).  175,000 options were vested and fully recognized upon grant, 75,000 options will be fully vested in 2011, and the remaining 75,000 will be fully vested in 2012.  Stock-based compensation recognized during the three months ended March 31, 2011 was $544,969 (March 31, 2010 - $Nil) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

9.           COMMON STOCK (cont’d…)

Stock-based compensation (cont’d…)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Cumulative to March 31, 2011
Exploration	$47,421	$-	$3,708,479
General and administration	497,548	-	17,391,211
	$544,969	$-	$21,099,690

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	March 31, 2011	December 31, 2010

Risk-free interest rate	2.28%	1.84%
Expected life of options (years)	5.0	5.0
Annualized volatility	78%	78%
Dividend rate	0.00%	0.00%

10.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2011	December 31, 2010

Identifiable assets
USA	$53,316,681	$51,790,144
Canada	19,650,351	23,603,838
Australia	5,452,144	4,778,311
Mongolia	673,582	1,027,622
Peru	58,079	121,128
China	72,572	38,055
	$79,223,409	$81,359,098

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

11.           FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2011, the Company had Level 1 financial instruments with a fair value of $20,685,060 and one Level 3 financial instrument with a fair value of $2,849,606 (Note 5).

	Level 1	Level 2	Level 3	Total
Cash	$17,262,422	$-	$-	$17,262,422
Investments	3,422,638	-	2,849,606	6,272,244
	$20,685,060	$-	$2,849,606	$23,534,666

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, beginning of the year	$2,638,185
Total unrealized gain (loss)	149,507
Total foreign exchange adjustment	61,914
Balance, end of year	$2,849,606

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended March 31, 2011 consisted of the following items:

•
issuance of 40,000 common shares (March 31, 2010 – 30,000) in payment of mineral property acquisitions valued at $122,189 (March 31, 2010 - $82,391) which have been capitalized as mineral property interests.

•	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $644,344.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
 (Unaudited – Expressed in United States dollars)

13.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2011 2012 2013 2014 2015 2016 2017	$ $	219,929 227,081 232,447 236,279 240,751 243,945 101,644 1,502,076

The Company incurred lease expense of $86,713 (March 31, 2010 – $70,866) for the three months ended March 31, 2011.

14.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2011.  On March 25, 2011, the Company entered into an agreement with Acrex Ventures Ltd. (“Acrex”), a company related by way of a common director, whereby Acrex will purchase a 100% interest in the Rainbow Canyon property for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.  The agreement is subject to regulatory approval.

15.           SUBSEQUENT EVENTS

Subsequent to March 31, 2011, the Company issued 25,000 common shares for proceeds of C$33,000 on the exercise of stock options.

The Company sold all of the Australian listed equity securities for gross cash proceeds of $3,174,208, net of taxes.

Subsequent to March 31, 2011, the Company entered into an agreement with Honey Badger Exploration Inc. to acquire their 49% interest in the Blackjack property in Nevada.   Under the agreement the Company will pay US$650,000 and issue 550,000 common shares to Honey Badger for its 49% interest in the property.  The Agreement is subject to regulatory approval.  The Underlying Agreement will be assigned to the Company on closing.